MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis is as of March 13, 2006 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). The differences as they affect the annual consolidated financial statements are described in Note 16 to the consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias. We also have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004 and September 2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of RSD1235, (RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, we are currently conducting an additional Phase 3 trial and an open-label safety study in conjunction with our collaborative partner Astellas Pharma US, Inc. (“Astellas”, formerly Fujisawa Healthcare, Inc., renamed after the merger of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.). We are also developing an oral formulation of RSD1235 (RSD1235 (oral)), as maintenance therapy for the long-term treatment of atrial fibrillation, and initiated a Phase 2a clinical trial in December 2005.

In October 2005, we completed the acquisition of Artesian Therapeutics, Inc., a privately-held biopharmaceutical company which currently has two advanced small molecule discovery programs in the cardiovascular area.

The following table summarizes current clinical studies of each of our research and development programs:

Project	Stage of Development	Current Status
RSD1235 (iv)	Phase 3 Clinical Trial (ACT 1)	Trial completed and top-line results released in December 2004 and February 2005. Full trial results presented in May 2005.

	Phase 3 Clinical Trial (ACT 2)	Trial initiated in March 2004.
	Phase 3 Clinical Trial (ACT 3)	Top-line results released in September 2005.
	Open-Label Safety Study (ACT 4)	Trial initiated in October 2005.
	New drug application (NDA)	Preparation of NDA in progress for filing in early 2006
RSD1235 (oral)	Phase 1 – Formulation Evaluation Study	Interim results released in November 2004 and controlled release formulation selected.
	Phase 1 – Food Effect Study	Trial completed in April 2005.
	Phase 1 – 7 day Repeat Dosing Study	Trial completed in August 2005.
	Phase 2a – Pilot Study	Trial initiated in December 2005.
Artesian Projects	Pre-Clinical Stage	Animal studies underway.

CORPORATE DEVELOPMENT

We accomplished several significant milestones during fiscal 2005:

  In March 2005, we completed a public offering of 9,775,000 common shares at a price of $7.21 (US$6.00) per share for total gross proceeds of $70,477,750 (US$58,650,000).

  In May 2005, we were selected to become a member of the NASDAQ Biotechnology Index(R).

  In August 2005, we announced the successful completion of the Phase 1 studies required to advance RSD1235 (oral) into a Phase 2a pilot study. At the same time, we reported positive results from a Phase 1 study evaluating the pharmacokinetics, safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen.

  In September 2005, together with our co-development partner Astellas, we announced results from our 276-patient second pivotal Phase 3 clinical study for RSD1235 (iv), called ACT 3. The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation (AF), 51% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001). These percentages are consistent with those reported in the first pivotal Phase 3 study, ACT 1.

  In October 2005, together with our co-development partner Astellas, we announced the initiation of an open-label safety study of RSD1235 (iv), called ACT 4, for the acute treatment of atrial fibrillation.

  Also in October 2005, we completed the acquisition of Artesian Therapeutics, Inc. (“Artesian”), a privately held U.S. biopharmaceutical company. Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

  Concurrent with the closing of the acquisition of Artesian, we completed, by way of private placement, a 1,036,098 Special Warrant financing at a price of US$7.24 per Special Warrant for proceeds of $8,902,503 (approximately US$7.5 million) to Oxford Bioscience Partners, Artesian’s largest shareholder. The subscription price for the Special Warrants represented a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent to acquire Artesian.

  In December 2005, we announced the initiation of a Phase 2a pilot study of RSD1235 (oral) for the prevention of recurrence of atrial fibrillation.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has established and maintained disclosure controls and procedures in order for us to provide reasonable assurance that material information relating to our company is made known to us in a timely manner, particularly during the period in which the annual filings were being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, determination of accrued liabilities with respect to clinical trials, recognition of revenue, recognition of future income tax assets and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

  intangible assets;

  accrued liabilities and clinical trial expenses;

  revenue recognition;

  research and development costs;

  stock-based compensation; and

  income taxes

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and prepaid expenses or accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Included with the statements of loss were the following charges for stock-based compensation for stock options granted after December 1, 2002:

(in million of dollars)	For the Year Ended		For the Thirteen Months Ended
Expenses	December 31, 2005	December 31, 2004	December 31, 2003
Research and development	$4.4	$1.2	$0.6
General and administration	$1.4	$1.9	$1.5
Total stock based compensation	$5.8	$3.1	$2.1

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

RESULTS OF OPERATIONS

For the year ended December 31, 2005 (“fiscal 2005”), we recorded a net loss of $53.4 million ($1.09 per common share), compared to a net loss of $27.8 million ($0.71 per common share) and $19.9 million ($0.63 per common share) for the year ended December 31, 2004 (“fiscal 2004”) and for the thirteen months ended December 31, 2003 (“fiscal 2003”), respectively. Since our formation in 1986, we have incurred a cumulative deficit of $145.4 million. The increase in net loss for fiscal 2005, compared to fiscal 2004, was largely due to the expanded clinical development activities and the write-down of intangible assets associated with the Oxypurinol CHF project during fiscal 2005. Additionally, the decrease in licensing fees and research collaborative fees as described below also contributed to the increase in net loss. The results of operations were in line with management’s expectations.

We expect losses to continue for at least two fiscal years as we advance RSD1235 (iv) into the regulatory approval process and RSD1235 (oral) into later stage development, in addition to our efforts to develop the Artesian compounds. As such, we expect operating expenses for these product candidates to be higher than the potential licensing and research collaborative fees or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv) within this period.

Revenues

Total revenue decreased to $16.1 million in fiscal 2005 from $26.4 million in fiscal 2004. The total revenue in fiscal 2005 was comprised of $4.7 million in licensing fees (fiscal 2004 - $12.6 million) and $11.4 million in research collaborative fees (fiscal 2004 - $13.8 million).

Licensing fees represent the amortization of deferred revenue related to upfront payments and milestone payments from our collaborative partners. The decrease in licensing fees in fiscal 2005, compared to those in fiscal 2004, was mainly due to the milestone payment for the successful completion of the first Phase 3 clinical trial of $7.2 million (US$6 million), and the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A. (“UCB”) in fiscal 2004. This decrease in licensing fees was partly offset by increased amortization of deferred revenue, related to the upfront payment and the premium on equity investment from Astellas, of $4.7 million (fiscal 2004 - $4.5 million).

The decrease in research collaborative fees in fiscal 2005, compared to those in fiscal 2004, was mainly attributable to the decreased research and development cost recovery of $8.2 million (fiscal 2004 - $11.7 million) with more development cost associated with RSD1235 (iv) directly incurred by our collaborative partner, Astellas. This decrease was offset by the increased project management fees of $3.2 million (fiscal 2004 - $2.1 million).

For the next two fiscal years, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will continue to receive project management fees and development cost reimbursements and expect a milestone payment from Astellas. We may also earn additional milestone payments from Astellas or revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development expenditures were $41.5 million for fiscal 2005, compared to $38.7 million and $16.9 million for fiscal 2004 and fiscal 2003, respectively.

Project	For the Year Ended		For the Thirteen Months Ended
	December 31, 2005	December 31, 2004	December 31, 2003
RSD1235 (iv)	$18.4	$21.3	$7.5
RSD1235 (oral)	$12.9	$5.1	$0.4
Artesian projects	$0.7	-	-
Oxypurinol CHF	$9.0	$8.6	$3.3
Oxypurinol Gout and other projects	$0.5	$3.7	$5.7
Total research and development expenses	$41.5	$38.7	$16.9

Research and development expenditures for fiscal 2005 were comparable to the amount recorded for fiscal 2004. The increase of $2.8 million in research and development expenditures was primarily due to the expanded clinical development activities in fiscal 2005 to advance RSD1235 (iv) from Phase 3 testing to NDA preparation stage, and RSD1235 (oral) from Phase 1 to Phase 2 testing. In addition to these advancements, we also started research development work on our newly acquired Artesian projects and maintained our compassionate use program of Oxypurinol Gout. Stock-based compensation of $4.4 million in 2005 (fiscal 2004 - $1.2 million) also contributed to the increased research and development costs.

The following provides a description of major clinical trials and research and development expenditures for each of our projects during fiscal 2005:

RSD1235 (iv)

During fiscal 2005, we completed the second pivotal Phase 3 trial, ACT 3, continued our clinical work on ACT 2, initiated an open-label safety study, ACT 4, and started preparing for a new drug application (“NDA”) for RSD1235 (iv).

The ACT 1 Study

The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in ACT 1 in October 2004 and announced that the study achieved its primary end points in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study

The ACT 2 study, initiated in March 2004, will enroll up to 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint in this ongoing study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Astellas, initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial was the conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also included analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focused on sensory and cardiovascular effects of the drug, with particular emphasis on the lack of side-effect arrhythmias. We announced that the study achieved its primary endpoint in September 2005.

The ACT 4 Study

In October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This ongoing study will evaluate the safety of RSD1235 (iv) in approximately 120 recent-onset atrial fibrillation patients.

In addition to incurring the cost associated with the above clinical studies, we also incurred costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies in fiscal 2005. These stability batches will generate manufacturing data required for our potential NDA in early 2006. Total research and development expenditures for this project were $18.4 million for fiscal 2005, compared to $21.3 million and $7.5 million for fiscal 2004 and fiscal 2003, respectively. In accordance with our collaboration and license agreement with Astellas, we recovered from Astellas a portion of the development costs associated with the operational activities managed by us. These expense recoveries, which were recorded as research collaborative fees, amounted to $11.4 million for fiscal 2005, compared to $13.8 million and $3.9 million for fiscal 2004 and fiscal 2003, respectively.

We expect our research and development expenditures for this project to be lower for the year ending December 31, 2006 (“fiscal 2006”) than those incurred in fiscal 2005. The anticipated cost will relate to the ongoing ACT 2 and ACT 4 studies and the preparation of the NDA.

RSD1235 (oral)

During fiscal 2005, we completed the Phase 1 and pre-clinical toxicology studies required for initiation of our Phase 2a pilot study of RSD1235 (oral) in December 2005.

In September 2004, we initiated dosing of RSD1235 (oral) in healthy volunteers in a Phase 1 formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we selected a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study was to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

In April 2005, we initiated a 7-day repeat dosing study. The objective of the study was to evaluate the pharmacokinetics (PK), safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen. Based on the successful completion of the study in August 2005, the results confirmed that RSD1235 appears to be safe and well-tolerated across all dose levels.

In December 2005, we initiated a Phase 2a pilot study of RSD1235 (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD1235 (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. It is expected that the majority of patients enrolled will have experienced atrial fibrillation for greater than 30 days and less than 180 days in duration. The study will enroll up to 180 patients across 75 centres in Canada, U.S. and Europe.

Total research and development expenditures for this project were $12.9 million for fiscal 2005, compared to $5.1 million and $0.4 for fiscal 2004 and fiscal 2003, respectively. The increase was the result of the increased operational activities associated with the completion of the series of Phase I clinical trials, manufacture of drug supplies, pre-clinical toxicology testing work, and initiation of a Phase 2a Pilot Study.

We expect our research and development expenditures for this project to be higher in fiscal 2006, compared to those incurred in fiscal 2005. The expected cost will relate to the ongoing Phase 2a Pilot Study, additional pre-clinical toxicology testing, proof of concept studies and a Phase 2b Study we plan to conduct in fiscal 2006.

Oxypurinol for Congestive Heart Failure Project

During fiscal 2005, we completed the OPT-CHF study, the EXOTIC-EF Study and The LaPlata Study.

The OPT-CHF Study

OPT-CHF was initiated in March 2003 and patient recruitment was completed in December 2004. The placebo-controlled study investigated the impact of 24 weeks of daily oral dosing of

Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure patients.

The primary end point of the study was a composite that assigned all patients to one of three categories: improved, unchanged or worsened. Improvement consisted of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening included death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We announced that the study failed to achieve its primary endpoint in August 2005. We completed our detailed analysis of the study results and decided to suspend development of Oxypurinol for the treatment of congestive heart failure in September 2005.

Total research and development expenditures for this project were $9.0 million for fiscal 2005, compared to $8.6 million and $3.3 for fiscal 2004 and fiscal 2003, respectively. In addition, in September 2005 we wrote off $23.3 million of intangible assets, ($14.3 million net of future income tax recovery), related to this program. The non-cash write-offs include a write-down of the remaining intangible assets, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002, of $22.9 million. Also included is the write-down of the carrying value of patents by $0.5 million.

Other Projects

We started research and development work on Artesian projects and accumulated a total cost of $0.7 million in fiscal 2005 since our acquisition of these projects in October 2005.

Following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004, research and development expenditures for the Oxypurinol gout project decreased substantially to $0.4 million for fiscal 2005, compared to $3.2 million and $4.4 million for fiscal 2004 and fiscal 2003, respectively. The expenditures incurred for fiscal 2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. We also conducted certain pre-clinical studies to support various intellectual property protection and business development activities. These expenditures amounted to $0.1 million in fiscal 2005, compared to $0.5 million and $1.3 million for fiscal 2004 and fiscal 2003, respectively.

General and Administration Expenditures

General and administration expenditures for fiscal 2005 were $9.3 million compared to $7.3 million and $5.6 million for fiscal 2004 and fiscal 2003, respectively.

The increase of $2.0 million in general and administration expenditures in fiscal 2005, compared to those incurred in fiscal 2004, was primarily due to the increase of $1.3 million in wages and benefits (including stock-based compensation for administrative and executive personnel) with the addition of personnel, the increase of $0.5 million in non-labour related overhead associated with business development activities, and $0.2 million in other expenditures to support our expanded operational activities.

We expect the general and administration expenditures for fiscal 2006 to be comparable for those incurred in fiscal 2005.

Amortization

Amortization was $2.7 million for fiscal 2005, compared to $5.1 million and $6.0 million for fiscal 2004 and fiscal 2003, respectively. The decrease in amortization for fiscal 2005, compared to that recorded in fiscal 2004, was attributable to the reduced net book value of our intangible and other assets after the write-down of intangible assets associated with the Oxypurinol CHF project in September 2005.

Write-down of Intangible Assets

We recorded a total write-down of intangible assets of $23.3 million, $11.5 million and $Nil in fiscal 2005, fiscal 2004, and fiscal 2003, respectively. The write-downs were a result of our decisions on the Oxypurinol CHF program in September 2005 and on the Oxypurinol Gout project in September 2004, as described earlier.

Other Income (Expenses)

Interest and other income was $2.0 million for fiscal 2005, compared to $0.7 million and $0.6 million for fiscal 2004 and fiscal 2003, respectively. The increases for both fiscal 2005 and fiscal 2004 were due to higher average balances of cash and short-term investments.

A net foreign exchange loss of $1.9 million was recorded for fiscal 2005, compared to a net foreign exchange loss of $1.1 million and $46,783 for fiscal 2004 and fiscal 2003, respectively. The net foreign exchange loss for fiscal 2005 and fiscal 2004, compared to previous fiscal year, was mainly the result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in United States dollars and Euros. Some of these risks are offset by the reimbursements from Astellas in United States dollars.

Future income tax recovery

Future income tax recovery was $7.2 million for fiscal 2005, compared to $8.8 million and $2.1 million for fiscal 2004 and 2003, respectively. The future income tax recoveries fluctuated based on the amortization and write-down of intangible assets to which they relate as well as the level of losses incurred in our U.S. subsidiary.

SUMMARY OF QUARTERLY AND FOURTH QUARTER RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of dollars except	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
per share amounts)	ended	ended	ended	ended
2005	December 31	September 30	June 30	March 31

Total revenue	$3,041	$4,662	$3,807	$4,610
Research and development	8,909	9,112	11,940	11,509

General and administration	3,228	1,915	2,192	1,924
Net income (loss) for the period	(8,636)	(29,472)	(7,658)	(7,608)
Basic and diluted net income
(loss) per common share	(0.17)	(0.58)	(0.15)	(0.18)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	ended	ended	ended	ended
2004	December 31	September 30	June 30	March 31

Total revenue	$11,640	$4,505	$5,269	$4,989
Research and development	8,914	9,744	12,432	7,577
General and administration	2,154	1,414	2,182	1,547
Net income (loss) for the period	1,787	(14,986)	(9,841)	(4,727)
Basic net income (loss) per
common share	0.05	(0.38)	(0.25)	(0.13)
Diluted net income (loss) per
common share	0.04	(0.38)	(0.25)	(0.13)

Summary of Quarterly Results

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, write-downs in intangible assets, research and development costs associated with the clinical development programs we pursued and the development stages of these clinical programs; as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock option since December 1, 2002.

The significant increase in revenue for the 4th Quarter of 2004, when compared with the other quarters, was due to the milestone payment of $7.2 million (US$6 million) earned for the successful completion of the 1st Phase 3 clinical trial, ACT 1. In addition, the substantial increase in losses for the 3rd quarters in 2005 and 2004, when compared with the other quarters, were due to the write-down of technology and licenses following our decision to discontinue our Oxypurinol CHF project and Oxypurinol Gout project, respectively. The increase in research and development expenditures since the 2nd Quarter in 2004, compared with the 1st Quarter in 2004, was due to the expanded research and development activities primarily related to our RSD1235 (iv) project. Research and development cost for other quarters were comparable since we maintained similar levels of operational activities with the advancement of RSD1235 (oral) after winding up our development of Oxypurinol for treatment of CHF and gout. The increase in general and administration cost for the 4th quarter in 2005 was due to the addition of personnel and expanded in-licensing activities.

Summary of Fourth Quarter Results

We recorded a net loss $8.6 million in the quarter ended December 31, 2005, compared to a net loss of $29.5 million in the preceding quarter. The primary factor for the decrease in net loss was due to the write-down of technology and licenses related to Oxypurinol CHF project in the preceding quarter. Total revenue was $3.0 million, compared to $4.7 million in the preceding quarter. The decrease in revenue was primarily due the lower research collaborative fees from Astellas with more development activities associated with RSD1235 (iv) being managed by Astellas. This is offset by an increase in general and administration costs. General and administration costs were $3.2 million in the fourth quarter, compared to $1.9 million in the preceding quarter. The increase in general and administration costs were due to the addition of personnel and expanded in-licensing activities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data for our last three fiscal periods:

	Fiscal Periods Ended
	December 31, 2005	December 31, 2004	December 31, 2003(1)
	$	$	$
	(in thousands of dollars, except earnings per share)
Revenues	16,120	26,403	6,047
Net loss	(53,374)	(27,767)	(19,866)
Per share loss
- Basic	(1.09)	(0.71)	(0.63)
- Fully diluted	(1.09)	(0.71)	(0.63)
Total assets	89,799	68,326	92,124
Long-term obligation (2)	210	245	34

(1)

On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13 month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 1, 2002, to employees and non-employees, respectively. The increase in revenues and net loss since November 30, 2002 reflects our expanded clinical development activities and our partnering agreement with Astellas.

(2)	Amounts represent capital lease obligations and repayable tenant inducement advances.

(3)	We have not declared any cash dividends since inception.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during fiscal 2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees.

Cash used in operating activities for fiscal 2005 was $24.0 million, compared to $29.7 million and $5.8 million for fiscal 2004 and fiscal 2003, respectively. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items, and the amortization of deferred revenue. The decrease of $5.7 million in cash used in operating activities in fiscal 2005, compared to fiscal 2004, was primarily due to an increase of cash receipts of $17.7 million from changes in non-cash working capital items. This increase was offset by an increase in net loss after adjusting all non-cash items of $12 million.

Cash provided by financing activities in fiscal 2005 was $77.7 million, compared to $11.5 million and $31.0 million in fiscal 2004 and fiscal 2003, respectively. The main sources of cash in fiscal 2005 were net proceeds from public and private placement financing of $73.4 million [2004 - $Nil and 2003 - $28.5 million], and cash receipts from the issuance of our common shares upon exercise of stock options or warrants of $4.3 million [2004 - $7.4 million and 2003 - $2.5 million]. For fiscal 2004, we also received $4.1 million of cash from Astellas for its investment in our common shares.

Cash used in investing activities in fiscal 2005 was $51.7 million, compared to $17.7 cash provided by investing activities in fiscal 2004, and $18.9 million cash used in investing activities in fiscal 2003. The increase of $69.7 million of cash used in investing activities in fiscal 2005, as compared to fiscal 2004, was due to an increase of net purchase of short-term investments by $67.3 million, an increase of $0.8 million in property, plant and equipment (net of leasehold inducements) and an increase of $1.3 million in costs related to the acquisition of Artesian.

At December 31, 2005, we had working capital of $69.6 million, compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $74.0 million at December 31, 2005, compared to $24.4 million at December 31, 2004.

As of December 31, 2005 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations
	Payment due by period
(In thousands of dollars)	Total	2006	2007-2008	2009–2010	Thereafter
Other Long-term Obligations	$210	$18	$40	$50	$102
Operating Lease Obligations	5,871	788	1,378	1,417	2,288
Commitments for Clinical Research Agreements (1)	9,800	9,800	Nil	Nil	Nil
Commitments under License Agreements(2)	652	70	233	233	116 per annum
Total	$16,533	$10,676	$1,651	$1,700	$2,506

(1)

The total commitment of $9.8 million reflects $2.0 million of commitments that are non-cancellable and $7.8 million of commitments that are cancellable should we decide to discontinue the related clinical research work.

(2)

As of December 31, 2005, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(c) of our annual consolidated financial statements for the year ended December 31, 2005 (“2005 Annual Financial Statements”) . The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Notes 11(c) (iii) of the 2005 Annual Financial Statements, converted into Canadian Dollars at the closing rate on December 31, 2005 of CAD$1.00=US$0.8598.

Outstanding Share Capital

As of February 28, 2006, there were 51,738,896 common shares issued and outstanding, 71,804 common share purchase warrants at a weighted average exercise price of US$4.87, 4,777,410 stock options outstanding (of which 3,270,529 were exercisable) at a weighted average exercise price of $5.97 and 1,036,098 common shares issuable upon the exercise of Special Warrants without payment of any additional consideration. The Special Warrants were exercised into 1,036,098 common shares on March 13, 2006.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of December 31, 2005 was $32,818 (December 31, 2004 - $54,688) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $1.2 million of legal fees for services provided by this legal firm in fiscal 2005, compared to $0.2 million and $Nil in fiscal 2004 and fiscal 2003, respectively.

OFF-BALANCE SHEET ARRANGMENTS

We have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our cash position as of December 31, 2005, the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Bob Rieder”	“Doug Janzen”

Robert Rieder	Doug Janzen
Chief Executive Officer and Vice-Chairman	Chief Financial Officer